                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF DECEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Shareholders' Meeting of 20 December 2013 – clarifications on the conduct of shareholders' meetings as requested by CONSOB (the Italian Securities and Exchange Commission) pursuant to art. 114 of  Legislative Decree 58/1998

Angelo Provasoli renounces his candidacy for the office of Board Director

Rome, 17 December 2013

With reference to the Ordinary Shareholders' Meeting of Telecom Italia S.p.A. called for 20 December 2013 (Rozzano – Milan, Viale Toscana 3, at 11.00 am) Consob has asked the Company, “in order to assure Shareholders are given complete information and for the efficient conduct of shareholders' meeting”, to make public a series of items of information on the process of conducting the meeting with particular reference to item 2 of the agenda for the ordinary session.

We hereby aim to comply with the aforementioned request, providing a full overview of the procedures of the shareholders' meeting, thus identifying and anticipating – as far as possible – questions and doubts on an event essentially without precedent.

The Shareholders' Meeting is called with the following agenda:

Ordinary session

1.

Proposal of the shareholder Findim Group S.A. to remove from office the Directors Aldo Minucci, Marco Patuano, Cesar Alierta Izuel, Tarak Ben Ammar, Lucia Calvosa, Massimo Egidi, Jean Paul Fitoussi, Gabriele Galateri, Julio Linares Lopez, Gaetano Miccichè, Renato Pagliaro, Mauro Sentinelli, Angelo Provasoli

2.

In the case of approval of the proposal for removal specified in item 1 – Appointment of the Board of Directors – related and consequent resolutions

3.

In the case of non-approval of the proposal for removal specified in item 1 – Appointment of two Directors, to supplement the Board of Directors in office

Extraordinary session

1.

Elimination of the indication of par value of the ordinary shares and the savings shares. Amendment to the Bylaws - related and consequent resolutions.

2.

Increase in share capital with disapplication of preferential subscription rights through the issue of ordinary shares, to enable the conversion of the convertible bonds issued by the subsidiary Telecom Italia Finance S.A. amounting to 1.3 billion euros - related and consequent resolutions;

a. Quorum for the Meeting to be properly constituted: absence of critical issues.

Critical issues are excluded in terms of the integration of the above quorum. The Shareholders' meeting takes place in a single call, therefore it can validly discuss and resolve on the items of the ordinary session regardless of the number of shares with which those entitled to vote participate in the proceedings and on the items of the extraordinary session where shares amounting to over 1/5 of the ordinary share capital of the Company are present/represented.

In this regard, in addition to what was already stated in a statement issued before the stock market opened on 16 December 2013 (i.e. that, as provided by law, all communications received by the issuer before the start of the proceedings of the shareholders' meeting are valid and effective for entitlement to attend and vote at the Shareholders' Meeting), it is specified that, at 15.00, 17 December 2013, the Company had received communications from duly authorized intermediaries for a number of shares corresponding to 53.8% of the ordinary share capital, including shares with voting rights held by BlackRock Inc. and its affiliates for over 4.8% of the corresponding class (preliminary data).

b. The resolution for the removal of directors: quorum for resolutions.

With reference to the ordinary session, the priority point of the meeting is represented by the proposal to remove the majority of the Directors from office put forward pursuant to art. 2367 of the Italian Civil Code by the shareholder Findim Group S.A. (item 1 of the agenda for the ordinary session). This resolution is to be made with the ordinary procedures of law and therefore its approval, pursuant to art. 2368 of the Italian Civil Code, requires the vote in favour cast by the absolute majority (over half) of the shares with which those entitled to vote attend the Shareholders' Meeting and as such are recorded at the shareholders' meeting: for the purposes of forming the quorum for resolutions (and therefore determining the basis for the calculation on which to verify the majority of 50% + 1 has been reached), the shares with respect to which those entitled may decide to abstain or express a "non-vote" position will therefore also be considered. In order not to contribute to the formation of the aforementioned basis for the calculation, the shareholders must therefore leave the meeting proceeding and in any case the shares must be registered as not present at the voting proceeding.

c. Approval of the proposal for removal: prior establishment of the number of members of the new Board of Directors and other ancillary resolutions.

If the proposal for removal is approved, the ordinary Shareholders' Meeting shall go on to examine item 2 on the agenda: “Appointment of the Board of Directors - related and consequent deliberations”.

Of the ancillary resolutions on the renewal of the administrative body in its entirety, the first to be made (insofar as the basis of the mechanism for assigning the seats using a slate voting system: see below) concerns the number of members of the board, within the limits established by the Bylaws: between 7 and 19 Directors. In this case too the deliberation shall be taken with the ordinary procedures of the law, but – as is known – neither the Board of Directors nor the shareholders who have submitted slates of candidates have formulated proposals in that regard. The Chairman of the meeting shall therefore invite those attending the meeting to put forward proposals, in compliance with the mentioned limits provided for in the Bylaws, and to that end establishing a specific deadline and the appropriate operating procedures: all those present entitled to vote shall be entitled to do so, as there are no provisions of laws or Bylaws on this point that establish a minimum shareholding requirements for an entitlement to submit proposals on the number of members of the administrative body.

The proposals formulated shall be voted on in succession until one of them obtains the absolute majority of the votes pertaining to the shares with which those entitled to vote participate in the Shareholders'

Meeting. The order in which they will be put to the vote will depend on the number of votes the proposer has in the meeting (in his/her own right and/or by proxy); proposals with a more reliable “starting point”, on the basis of economic and efficiency considerations concerning the meeting, and in continuity with the practice followed on previous occasions, shall be voted on first. In the cases of proposals submitted ab initio by several persons together, for the purposes of establishing the voting sequence, the votes of the proposers shall be added together. However, if during the debate some shareholders merely state that they share and endorse the proposal of others, the votes shall not be added together.

If none of the proposals submitted by the deadline and with the procedures established by the Chairman of the meeting obtain the majority required, the principle contained in art. 9.1, last sentence, of the Bylaws shall apply (available for consultation on the website: www.telecomitalia.com, Governance channel), according to which “The Shareholders' Meeting shall establish the number of members of the Board of Directors which shall remain unchanged until a different number is established”. The number of members of the board shall therefore remain set at 15, as per the resolution of the ordinary Shareholders' meeting of 12 April 2011.

Essentially the same logic shall apply for the remaining ancillary deliberations: the term of office and remuneration to be paid to the Board of Directors. In this case, however, the Bylaws do not provide a supplementary rule to be applied in the absence of a specific shareholder resolution.

d. There follows: voting by slates.

As regards the appointment resolution, should the need occur, this shall be carried out on the basis of the slates submitted by the shareholders, in accordance with the law. In particular two slates have been promptly submitted: a group of Asset Management Companies and international institutional investors filed a slate of seven names, while the shareholder Telco S.p.A. submitted a slate with three candidates, of which one however (Julio Linares) announced the renunciation of his candidacy on 13 December 2013 as per the press release issued by the Company on the same day.

Therefore to date the slates are composed as follows:

•

slate presented by a group of Asset Management Companies and international institutional investors (the complete list is available for consultation on the website www.telecomitalia.com/assemblea: this slate is also known as the AMC slate)

1.

Luigi ZINGALES

2.

Lucia CALVOSA

3.

Davide Giacomo Federico BENELLO

4.

Francesca CORNELLI

5.

Giuseppe DONAGEMMA

6.

Maria Elena CAPPELLO

7.

FRANCESCO SERAFINI

•

slate presented by Telco S.p.A. (the so-called Telco slate)

1.

Marco Emilio Angelo PATUANO

2.

Stefania BARIATTI

The election of the Board of Directors shall be conducted according to the rules established in the Bylaws, which provide that the first slate is entitled to 4/5 (rounding down to the next whole number) of the total number of members as identified with the methods referred to above, while the second slate is entitled to the remaining seats.

e. There follows: the possible integration of the Board of Directors with a resolution to be taken with the majorities required by law.

If the number of candidates on either or both slates does not cover all the seats they are respectively entitled to, the Bylaws provide that the Shareholders' Meeting shall integrate the composition of the Board of Directors deliberating with the majorities required by law, i.e. again with the absolute majority of the votes pertaining to the shares with which those entitled attend the Shareholders' Meeting.

Neither the Bylaws nor the law provide for automatic systems in terms of “repechage” and the appointment of any first unelected candidates, listed in a slate different from that entitled to indicate the names of the Directors to elect.

For the purpose of greater clarity and as a mere example, it is specified that where the number of members is established or confirmed as 15: (i) the slate which comes first in terms of the number of votes theoretically has the right to 12 seats, but, given the factual circumstances mentioned above, the 2 members listed (where the Telco slate comes first), or all 7 members listed (where the AMC slate comes first) would be drawn from it; (ii) the slate that comes second in terms of the number of votes would theoretically have the right to 3 seats, and, given the factual circumstances mentioned above, the two members listed (where the Telco slate comes second), or the first 3 members listed (where the AMC slate comes second) would be drawn from it; (iii) the Shareholders' Meeting shall proceed with the integration of the Board necessary to cover all 15 seats with a resolution to be taken with the absolute majority.

Therefore where the need arises, the Chairman of the meeting shall invite the participants to the shareholders' meeting to put forward proposals for the integration of the Board, and to that end establishing a specific deadline and the appropriate operating procedures, and all those present shall be entitled to do so.

The persons concerned shall put forward integration proposals in terms of the candidacy of single names or lists of names to be put to the vote unitarily. The proposals shall be put to the vote as they are received, in the order resulting from the application of the same criterion described above: the proposals to be voted on first are those submitted by the proposing party which individually or jointly (according to the specifications also referred to above), in his/her own right and/or by proxy, has/have the highest number of votes at the shareholders' meeting, subject to the maximum number of Directors that can be elected, as resulting from the previous shareholder resolution, or in application of the supplementary rule established in the Bylaws (15 members).

Upon Consob's request, the Company specifies that the Nomination and Remuneration Committee has not formulated “recommendations […] on the number and profile of the possible candidates, even in light of the presentation of two lists qualifying as minorities”. Said recommendations are required by the Corporate Governance Code of Borsa Italiana (to which Telecom Italia adheres) in the event of a Shareholder's Meeting to renew the board; but according to the Company's Board of Directors opinion and resulting from its report to the Shareholders the meeting of 20 December 2013 does not qualify as such, where the renewal is only a possible resolution, which depends on the removal of the majority of the

Directors upon the request of one shareholder, whose arguments the Board of Directors in office does not agree with.

The proposals formulated will be voted on in succession until the number of Directors to be elected is complete.

Moreover, once there are no more proposals submitted as above, where the number of elected persons (using voting slates, and if necessary to integrate the number of board members with a resolution of the absolute majority of the votes at the Shareholders' Meeting) is still lower than the number of members of the Board of Directors as established by the Shareholders' Meeting or supplementarily confirmed, but in any case over 7 (minimum number for the Board of Directors as per the Bylaws), the outcome of the resolutions on the appointment will be announced by the Chairman of the meeting and the item on the election of the Directors, in the specific shareholders' meeting, will be considered complete. The newly appointed Directors, once established as a board (even if imperfect due to the presence of fewer members than established by the Shareholders' Meeting or resulting from application of the rules of the Bylaws), shall make the decisions deemed most appropriate in this regard.

f. There follows: the resolution on authorization pursuant to art. 2390, subsection 1, of the Italian Civil Code.

In the meeting of 5 December 2013 the Board of Directors in office also approved and disseminated an addendum to the report to the ordinary Shareholders' Meeting, specifying that, considering the presence in the slates of candidates filed pursuant to the law and Bylaws, in view of the shareholders' meeting on 20 December 2013, of persons who – in light of the curricula filed – perform activities in competition with those of Telecom Italia, in the event of their appointment the Shareholders' Meeting shall be offered a special vote of authorization pursuant to article 2390, subsection 1, of the Italian Civil Code.

In the absence of specifications from the party concerned, the circumstance may occur, with reference to the candidates so far listed in the slates submitted, if Giuseppe Donagemma is appointed, who has declared he works, inter alia, as a consultant for the company Ceragon (on the basis of the website indicated in his curriculum: Ceragon Network Ltd.), “in the development of business with the Vodafone Group”.

The resolution will be made with the ordinary majorities required by law, i.e. with the absolute majority of the votes pertaining to the shares with which those entitled to vote participate in the Shareholders' Meeting. With regard to any eventuality, the Company also specifies that failure to approve the authorization proposal does not invalidate the election of the candidate “in competition”, only affecting the possible subsequent revocation and the responsibilities of the Director (art. 2390, subsection 2, Italian Civil Code: “For failure to comply with this prohibition the director may be removed from office and is liable for damages”).

g. The case of failure to approve the proposal for removal.

If the proposal for removal is not approved (i.e. if the votes in favour do not represent the absolute majority of the votes of those entitled to vote attending the meeting and registered as such), the ordinary

Shareholders' Meeting shall proceed to examine item 3 on the agenda: “Appointment of two Directors, to supplement the Board of Directors in office”.

It is specified that the circumstances of the resignation of two Directors on 13 December 2013 (Cesar Alierta and Julio Linares) does not authorize the Shareholders' Meeting to proceed, again assuming rejection of the proposal for removal, with the possible appointment of Directors to replace them. As per the notice calling the meeting and the explanatory report, the shareholders are called upon to replace only Elio Catania and Franco Bernabè, who ceased to hold office before 7 November 2013, through the appointment of two Directors whose term of office is due to expire together with that of the Directors in office and therefore with a duration until the approval of the financial statements at 31 December 2013.

Having said that, as it is known the Board of Directors proposed the appointment of Angelo Provasoli and another candidate to be defined, which it reserved the right to indicate later if necessary (a right it has not exercised), notwithstanding the possibility for those entitled (i.e. all the shareholders, in the absence of a minimum shareholding requirements for entitlement purposes) to formulate their own proposals.

It should be noted that, on the evening of 16 December 2013, Angelo Provasoli informed the Deputy Chairman of the Company's Board of Directors (acting as the Chairman, in substitution) of the renunciation of his candidacy, driven by the number of professional and institutional commitments he had, even arisen in the meantime, which would prevent him from dedicating enough time to satisfactorily perform the responsibilities connected to the role of independent Director.

As regards the candidacy proposals on the initiative of the shareholders, the notice calling the meeting expressly provided that “The shareholders, having demonstrated their entitlement in the forms prescribed by the applicable regulations, will be able to formulate their proposals directly at the meeting, or deliver them […] no later than 18 December 2013” either on paper or by certified electronic mail. It also provided that “For each candidate, the following documents must be filed together with the proposals: (i) acceptance of candidacy, (ii) a declaration attesting that no causes of ineligibility of incompatibility exist, and that the candidate possesses the requisites of independence specified in Legislative Decree no. 58/1998 (the CFL) and/or the Corporate Governance Code of Borsa Italiana (iii) an exhaustive report on the personal and professional characteristics of the candidate, indicating any appointments as director or auditor of any other company” and that the information regarding the candidates, presented within the deadlines, once the necessary checks have been made, would be published on the company website www.telecomitalia.com/assemblea. Thus as of 16 December 2013 the only candidacy received was that of the shareholder Massimo Consoli (which was published on the company website on 13 December 2013). If other candidacies are received by 18 December 2013, the Company will publish them once it has ascertained the legitimacy of the proposers (i.e. essentially the presence of an ad hoc communication or a communication for the exercising of the right to vote in the Shareholders' Meeting of 20 December 2013, duly received from an intermediary and in favour of the proponents).

The proposal to appoint Massimo Consoli (and other additional candidacies that may be submitted by the deadline of 18 December 2013) will be put to the vote separately and in succession, and their approval will be subject to the ordinary majorities required by law: the absolute majority of the votes pertaining to the shares with which those entitled attend the Shareholders' Meeting. If more candidacies are received by 18 December 2013 from shareholders with legitimate rights, the publication order will be followed.

If the appointment of two Directors does not occur based on the proposals published before the shareholders' meeting, the Chairman of the meeting shall invite those participating in the shareholders' meeting to formulate proposals, and to that end establishing a specific deadline and the appropriate operating procedures, and all those present shall be entitled to do so. As for the voting order for the various proposals formulated during the meeting, the same considerations made before apply for cases where it is necessary to appoint some Directors to integrate the total number of members of the Board, in the case of the full renewal of the board.

* * *

With regard to the topics on the Agenda of the extraordinary Shareholders' Meeting, the Company excludes the need for specific clarifications in addition to what was indicated in the illustrative reports made available in view of the shareholders' meeting.

For completeness, it should be noted that, as per applicable law and the Regulations governing the shareholders' meetings (available on the Company website: www.telecomitalia.com, Governance channel):

−

it is the Chairman of the meeting who establishes the order in which to discuss the issues to be discussed and he/she has the right to provide for a unitary discussion on several items on the agenda:

−

the participants in the Shareholders' Meeting may put forward, giving reasons, proposals for alternative resolutions or with amendments or additions with respect to those put forward by the Board of Directors itself or by the shareholders who have requested the addition of the item to the agenda. The Chairman of the meeting shall evaluate the compatibility of such proposals in relation to the agenda of the meeting and to the applicable provisions;

−

the Chairman of the meeting establishes the order for voting on the proposals on different items on the agenda.

For specific information on the items on the agenda of the Shareholders' Meeting, refer to the documentation available on the company website www.telecomitalia.com/assemblea.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 17th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager